Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company” or “the Group”)

DEALINGS IN SECURITIES BY DIRECTORS OF MIX TELEMATICS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MiX TELEMATICS: PERFORMANCE SHARE AWARDS

During the 2019 fiscal year, MiX Telematics authorised a supplemental performance share award (“PSA”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”) in terms of which 8 000 000 ordinary shares (equivalent to 320 000 ADSs) are to be awarded to eligible employees if the Company achieves both of the following constant currency targets at March 31, 2020:

-            cumulative subscription revenue for the 2019 and 2020 fiscal years of R3,588 million; and
-            cumulative Adjusted EBITDA for the 2019 and 2020 fiscal years of R1,322 million.

As previously announced half of the supplemental equity grant was made on November 13, 2018. The board of directors of MiX Telematics has awarded the remaining half of the PSA’s to the Group’s key executives.

“As a result of solid results over the past year, the Board of Directors has issued the remaining half of the supplemental equity grant outlined last year,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “These targets still remain tough to achieve and these performance shares will not vest unless both targets are successfully met. That said, the team is working diligently to continue to build a great company and enhance shareholder value.”

Joselowitz continued “As a reminder, these targets were set at a budget rate for the year at R13.80 to the US Dollar. Clearly, while we don’t know where the average rate going forward will end up, the programme is designed to incentivise true performance on a constant currency basis. In other words, if the average rate ends up with the Rand weaker than R13.80 to the Dollar, the required targets will be raised appropriately, and vice versa. This same methodology will apply to the other currencies which the Company transacts in.”

Accordingly, shareholders are advised of the following information relating to the award and acceptance of PSAs under the LTIP, the vesting of which will occur on the finalisation and sign-off of the audited financial statements for fiscal 2020 (“vesting period”) and will be subject to continued employment and the satisfaction of both the performance conditions being the vesting targets listed above:

Transaction date:	August 8, 2019
Class of securities:	PSAs in respect of ordinary shares
Award price per PSA:	Rnil
Nature of transaction:	Off-market acceptance of PSAs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of directors of MiX Telematics:	Number of PSAs awarded:	Total deemed value calculated using the closing price on the day prior to the transaction date of R8.31:
Stefan Joselowitz	400 000	R3,324,000.00
Charles Tasker	400 000	R3,324,000.00
John Granara	200 000	R1,662,000.00

Name of director of MiX Telematics International (Pty) Ltd:	Number of PSAs awarded:	Total deemed value calculated using the closing price on the day prior to the transaction date of R8.31:
Catherine Lewis	400 000	R3,324,000.00
Daniel Reichenberg	100 000	R831,000.00

Name of director of MiX Telematics Africa (Pty) Ltd and MiX Telematics Investments (Pty) Ltd:	Number of PSAs awarded:	Total deemed value calculated using the closing price on the day prior to the transaction date of R8.31:
Gert Pretorius	400 000	R3,324,000.00

Name of director of MiX Telematics Investments (Pty) Ltd and MiX Telematics International (Pty) Ltd:	Number of PSAs awarded:	Total deemed value calculated using the closing price on the day prior to the transaction date of R8.31:
Paul Dell	200 000	R1,662,000.00

In addition to the awards granted to the seven individuals disclosed above, a further 1 900 000 PSAs have been awarded to twelve other individuals globally (who are not directors of MiX Telematics nor directors of major subsidiaries of MiX Telematics).

August 12, 2019

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